Exhibit 99.1

Earnings Release

ENLIGHT RENEWABLE ENERGY REPORTS

THIRD QUARTER 2026 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, November 3, 2026 – Enlight Renewable Energy (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the quarter ended September 30, 2026. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 3Q26 financial results can be found on our IR website at https://enlightenergy.com/data/financial-reports/

Financial Highlights

3 months ending September 30, 2026

•	Total revenues and income[1] of $231 million, an increase of 40% compared to the same period last year.

•	Net income of $34 million, compared to $32 million in the same period last year. Excluding one-time items, net income increased by 76%.

•	Adjusted EBITDA[2] of $154 million, compared to $112 million in the same period last year, an increase of 38%.

•	Cash flow from operating activities[3] of about $104 million, an increase of 26% compared to the same period last year.

9 months ending September 30, 2026

•	Total revenues and income of $641 million, an increase of 49% compared to the same period last year.

•	Net income of $103 million, compared to $140 million in the same period last year. Excluding a gain of approximately $81 million recorded in the corresponding period as a result of the sale of 44% of the Sunlight portfolio and the resulting loss of control, as well as other one-time items, net income increased by approximately 122%.

1Total revenues and income include revenues from the sale of electricity, as well as income from tax benefits from U.S. projects

2Adjusted EBITDA is a non-IFRS measure. Please refer to the appendices for the reconciliation to net income. The Company is unable to provide a reconciliation of “Adjusted EBITDA” to net income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted

3Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, instead of cash flows from operating activities. Adjustments were made to comparative figures due to a change in accounting policy; for further details, see Appendix No. 4

•	Adjusted EBITDA of $468 million, compared to $339 million in the first nine months of 2025, an increase of 38%. Excluding a $42 million gain from the sale of 44% of the Sunlight portfolio in the first half of 2025 and a gain of approximately $30 million from subsequent sales of approximately 26% of the Sunlight portfolio in the first half of 2026, Adjusted EBITDA for the first nine months of 2026 increased by 48% compared with the corresponding period last year.

•	Operating cash flow of $289 million, an increase of 39% compared with the corresponding period last year.

2026 guidance raised

•	The Company is raising and narrowing its guidance range for 2026. Revenues & income[4] are expected to range between $810 million and $830 million, compared with the previous guidance range of $790 million to $820 million.

•	Adjusted EBITDA guidance increased to $575 to $590 million, up from $565 to $585 million previously.

•	The guidance increase primarily reflects operating results for the first nine months, electricity trading activity in Israel and higher electricity prices in Europe.

Summary of key financial results:

	For the three months ended			For the nine months ended
($ millions)	September 30, 2026	September 30, 2025	% change	September 30, 2026	September 30, 2025	% change
Revenues and Income	231	165	40%	641	430	49%
Net Income	34	32	4%	103	140	(27%)
Adjusted EBITDA	154	112	38%	468	339	38%
Adjusted EBITDA excluding the Sunlight transactions	154	112	38%	438	297	48%
Cash Flow from Operating Activities	104	83	26%	289	208	39%

4Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $160-180m.

Adi Leviatan, CEO of Enlight Renewable Energy: “We conclude another quarter of strong growth and consistent execution, with total revenue and income increasing by 40%, Adjusted EBITDA increasing by 38%, and cash flow from operating activities of $289 million in the first nine months of the year. In Europe, we are benefiting from higher electricity prices and continue to expand our energy storage activity with additional projects that generate double-digit project-level returns. In the U.S., all five phases of the approximately 2.4 FGW CO-Bar complex are now under construction following the closing of the largest financing transaction in the Company’s history, and we continue to expand our presence in markets east of WECC. Our strong results, solid balance sheet and growing cash flow provide a solid foundation for continued growth and enable us to raise our 2026 guidance once again.”

Portfolio Review

During the third quarter and through the date of this release, Enlight continued to expand its portfolio and advance projects through the various phases of development. As of the earnings release date, Enlight’s total portfolio is comprised of 23.1 GW of generation capacity and 80.9 GWh energy storage capacity (totaling 46.2 FGW5), representing an increase of 7.1% compared to the total portfolio at the release date of the second quarter of 2026 (43.1 FGW). The generation component increased by approximately 5.9%, while the storage component increased by approximately 8.4% compared with the previous quarter. This increase reflects Enlight’s strategy of taking a leading position in energy storage in response to growing needs in global markets.

The mature portfolio component (operating, under-construction and pre-construction projects) comprises 6.4 GW of generation capacity and 21.7 GWh of energy storage capacity, totaling 12.7 FGW, compared with 12.3 FGW at the end of the previous quarter, a sequential increase of approximately 3%. Approximately 52% of the capacity in the mature portfolio is located in the United States, approximately 33% in Europe and approximately 15% in MENA.

Enlight has identified energy storage as one of its key growth engines in Europe, against the backdrop of accelerating renewable-energy penetration and the increasing need for grid flexibility and balancing. To establish an early-mover advantage in attractive markets, during the past year the Company increased its European storage portfolio by 6.6 GWh and expanded its operations into four new countries: Germany, Poland, Romania and Finland. This expansion is expected to add approximately $300 million to the annual revenue run rate and bring expected revenues from the mature European portfolio to approximately $630 million per year.

5FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

The advanced-development and development portfolio comprises 16.6 GW of generation capacity and 59.1 GWh of storage capacity, totaling 33.5 FGW, an increase of approximately 9% compared with the previous quarter. Approximately 73% of the capacity in these components is located in the United States, approximately 15% in MENA and approximately 12% in Europe.

In the United States, approximately 40% of the advanced-development and development portfolio is located in PJM, SPP and MISO. Expanding the Company’s presence in integrated markets east of WECC provides exposure to accelerated electricity-demand growth, driven in part by data-center expansion and the emergence of BYOG (Bring Your Own Generation) regulation in PJM and SPP. Alongside higher PPA prices, these markets allow the Company to broaden its customer base and are expected to enable it to operate under a merchant model for the first time in the U.S., thereby benefiting from potential upside in electricity prices and greater flexibility in optimizing revenues from projects that combine generation and energy storage.

The composition of Enlight’s portfolio appears in the following table:

Component	Status	FGW	Annual revenues & income run rate ($m)
Operating	Commercial operation	4.0	~810-820
Under construction	Under construction	5.6	~1,050
Pre-construction	0-12 months to start of construction	3.1	~500
Total Mature Portfolio		12.7	~$2,365m
Advanced development	13-24 months to start of construction	8.6	-
Development	24+ months to start of construction	24.9	-
Total Portfolio		46.2	-

•	Operating component of the portfolio: 4.0 FGW

o	Approximately 41% of the operating component is in the U.S., 34% in Europe, and 25% in Israel. Approximately 90% of operating capacity is contracted under PPAs, of which approximately 24% is under index-linked PPAs.

o	During the quarter, two projects commenced operations, with a combined annual revenue run rate of approximately $8 million: the Sestanovac project in Croatia, with 23 FMW of generation capacity and 75 MWh of storage capacity (45 FMW), and the Qunaitra project in Israel, with 15 FMW (primarily storage).

o	The operating portfolio generates annualized revenues and income run rate of approximately $810 to $820 million. The increase reflects higher electricity-trading revenues in Israel, higher electricity prices and the commencement of operations at the projects described above.

•	Under construction component of the portfolio: 5.6 FGW

o	Net of projects that commenced operations, this component increased quarter-over-quarter by approximately 1.2 FGW, or approximately 26%.

o	During the quarter, construction commenced on phases 4 and 5 of the CO-Bar project in Arizona, comprising 3,176 MWh of stand-alone storage capacity (907 FMW). As of the publication of the third-quarter reports, all five phases of the approximately 2.4 FGW CO-Bar project are under construction. The project is expected to commence operations in stages, beginning in the fourth quarter of 2027 and continuing through the first half of 2028.

o	Construction also commenced on two projects in Israel: Ohad high-voltage energy storage project with 193 FMW and the Nahal Oz project with capacity of 56 FMW.

o	The under-construction component includes eight projects in the U.S. (5 phases of the CO Bar complex, Country Acres, Crimson Orchard, and Snowflake A) with a total capacity of 4.3 FGW, six projects in Europe with an aggregate capacity of approximately 0.9 FGW, and projects in Israel with a total capacity of approximately 370 FMW.

o	Energy storage projects (either standalone or paired with generation assets) account for approximately 53% of the under-construction component.

o	The Company estimates that construction of an additional approximately 1.3 FGW will commence during the remainder of 2026, such that 86% of the mature portfolio component is expected to be operating or under construction by year-end.

o	The under-construction component is expected to contribute approximately $1,050 million to the annual revenues and income in its first full year of operation, compared with $840 million in the previous quarter. The increase is mainly attributable to the inclusion of the projects mentioned above.

•	Pre-construction component of the portfolio: 3.1 FGW

o	Net of 1,156 FMW of projects that moved into construction, this component increased by approximately 14%, or 347 FMW.

o	During the quarter, two additional energy storage projects in Finland with aggregate capacity of 858 MWh (245 FMW) were acquired and added to the three projects acquired in Finland in the second quarter with a total capacity of 542 MWh. Commercial operation is expected during the first half of 2028, and the projects are expected to generate unlevered returns of 19%-21%. The increase in expected returns compared with the previous quarter reflects lower equipment costs.

o	During the quarter, projects in Israel and Poland totaling approximately 102 FMW moved from advanced development to the pre-construction stage.

o	The pre-construction component includes three projects in the U.S. totaling approximately 567 FMW, thirteen projects in Europe totaling approximately 2.0 FGW (88% of which is energy storage), and projects in Israel totaling approximately 572 FMW.

o	Storage projects account for 71% of total capacity.

o	Pre-construction projects are expected to contribute approximately $500 million to the annual recurring revenues and income in their first full year of operation.

•	Advanced development component of the portfolio: 8.6 FGW

o	This component increased by approximately 820 FMW (approximately 11%) compared with the previous quarter.

o	During the quarter, projects totaling 509 FMW in Israel moved into advanced development.

o	This component includes approximately 6 FGW in the United States, 1.1 FGW in Europe and 1.4 FGW in MENA.

o	Storage projects represent approximately 53% of capacity.

o	During the quarter, the Company made significant progress on its Blackwater project in Virginia, U.S., Enlight’s flagship project in PJM, by obtaining a key county permit and securing a 500 MW grid interconnection. The planned project comprises 600 MW of solar generation with a potential to add 2,000 MWh of energy storage capacity (1.2 FGW in total). It is located in an area experiencing significant electricity-demand growth, including demand from data centers, and is expected to strengthen Enlight’s position in one of the major integrated power markets in the eastern U.S. The Company is also evaluating the potential to double the project’s capacity in the future, executing on its connect-and-expand strategy.

o	As of the date of this report, the entire advanced development portfolio in the U.S. has successfully completed System Impact Study process and has a high likelihood of securing grid interconnection.

o	Approximately 5 FGW of U.S. capacity met Safe Harbor[6] requirements (approximately 83% of this component’s capacity in the U.S.), securing eligibility for tax benefits.

6Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project completion is subject to meeting development milestones and market conditions

•	Development component of the portfolio: 24.9 FGW

o	This component includes 18.4 FGW in the U.S., 3.7 FGW in MENA, and 2.8 FGW in Europe.

o	The main additions over the past three months include approximately 2.1 FGW in the United States, across PJM, MISO and WECC, as well as 590 FMW in MENA and 100 FMW in Europe.

o	Storage projects account for approximately 50% of total capacity.

o	As of the publication of the quarterly results, 8.8 FGW (approximately 48% of U.S. capacity in this component) had completed a System Impact Study and has a high probability of securing grid interconnection.

o	Approximately 6.4 FGW of U.S. capacity met Safe Harbor requirements (approximately 35% of this component’s capacity in the U.S.), securing eligibility for tax benefits.

o	Under current U.S. legislation, energy storage projects that commence construction by the end of 2033 are eligible for the full value of available tax credits, with a gradual phase-down for projects beginning construction during the following three years. The Company currently has approximately 5.7 FGW of energy storage capacity in its portfolio that is expected to begin construction over the coming years.

o	The Company expects to pursue similar tax credit eligibility for future energy storage projects added to its portfolio, subject to their commencement of construction within the applicable qualification period.

Enlight’s operating capacity is expected to reach approximately 12 FGW, and total annual revenues and income7 run rate is expected to reach $2.2 to $2.3 billion by the end of 2028, reflecting a 41% compound annual growth rate between 2024 and 2028.

Corporate and Project Financing

•	During the first nine months of the year, the Company secured approximately $3.7 billion in financing sources, including project financing:

o	$2.6 billion financing for the CO-Bar complex, representing the largest financing transaction in the Company's history.

o	Approximately $350 million raised through an expansion of Series G bonds on the Tel Aviv Stock Exchange, at an interest rate of approximately 4.4%, reflecting a spread of approximately 0.75% above comparable Israeli government bonds.

o	Issuance of approximately 6 million shares to Israeli institutional investors, generating gross proceeds of approximately $420 million.

o	$304 million financing secured for the Crimson Orchard project in Idaho, U.S.

o	Follow-on transactions for the sale of additional stakes in the Sunlight portfolio, generating proceeds of $38 million.

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7The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices and are contingent on current trends known to the Company at this time; Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown. The company's revenues from tax benefits are estimated at approximately 23-25% of the total revenue run rate for December 2026, and approximately 28-31% of the total revenues & income run rate for December 2027 and December 2028; The gap between revenues & income in the mature portfolio and 2028 ARR stems from mature projects completing construction in 2029

•	During the quarter, the Company repaid Series F bonds totaling $185 million.

•	As of the balance sheet date, cash and cash equivalents at the “topco” level[8] totaled $420 million. In addition, cash and cash equivalents held by subsidiaries amounted to approximately $316 million.

•	As of the balance sheet date, the Company had available credit facilities of $520 million, of which $48 million had been utilized.

•	As of the balance sheet date, the Company had approximately $1.8 billion of Letter of Credit and Surety Bond facilities, of which $630 million had been utilized.

•	The Company’s consolidated long-term debt amounts to approximately $5.6 billion, of which approximately 80% is non-recourse project financing and approximately 86% is at fixed interest rates, including through hedging arrangements. This financing structure significantly reduces the Company’s exposure to interest rate fluctuations. As a result, the Company estimates that an increase in risk-free interest rates would have a very limited impact on its operating results and on the returns of projects within the mature portfolio.

Financial Results Analysis

Revenues & Income by Segment
($ millions)	For the three months ended			For the nine months ended
Segment	September 30, 2026	September 30, 2025	% change	September 30, 2026	September 30, 2025	% change
MENA	99	78	27%	240	173	39%
Europe	52	45	16%	165	145	14%
U.S.	80	42	90%	234	111	111%
Other	-	-	-	2	1	100%
Total Revenues & Income	231	165	40%	641	430	49%

Revenues & Income

In the third quarter of 2026, the Company’s total revenues & income increased by 40% to approximately $231 million, compared with approximately $165 million in the corresponding period last year. Revenues from the sale of electricity increased by approximately 35% to approximately $187 million. The increase was primarily attributable to new projects, which contributed approximately $21 million, foreign-exchange effects, which contributed $9 million, and electricity trading activity in Israel, which contributed $17 million (excluding foreign-exchange effects).

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8 Including Enlight Renewable Energy, headquarter companies in Europe and the U.S. and Clenera, and excluding other subsidiaries and project-linked entities.

Electricity trading activity in Israel more than doubled compared with the corresponding periods last year and generated revenues of approximately $56 million in the third quarter and approximately $114 million in the first nine months of 2026, of which 40% are revenues from electricity generated in Enlight’s projects in Israel. The increase reflected expansion of the customer base in Israel, together with strong seasonal summer demand. Electricity trading provides an additional business both for electricity generated by our assets and for electricity purchased from other producers or from the grid, thereby broadening the monetization options for generation in accordance with market conditions. Although the activity is characterized by low margins, it also carries low risk, relies on an existing platform and does not require fixed costs. It therefore supports value maximization and enhances the overall returns of Enlight’s asset portfolio in Israel.

In the U.S., tax-benefit revenues amounted to approximately $45 million, compared with approximately $27 million in the corresponding quarter last year. The increase was attributable to new projects that commenced operations at the end of 2025.

Net Income

The Company’s net income in the third quarter of 2026 amounted to $34 million, compared with $32 million in the corresponding period last year. During the quarter, the Company’s management decided to terminate two PPAs for the Rustic Hills and Gemstone projects in the United States, with a combined capacity of 439 FMW. These were the last remaining projects in the Company’s U.S. portfolio with legacy PPAs. The decision followed prolonged negotiations with the offtakers and reflected the significant shift in U.S. market conditions over the past year, particularly higher prevailing PPA prices, alongside increases in equipment costs and tariffs. Accordingly, in the third quarter the Company recorded a one-time termination expense of $20 million before tax.

The $66 million increase in revenues compared with the corresponding quarter was partially offset by a $23 million increase in cost of revenues, mainly related to the expansion of electricity trading activity and new operating projects, a $3 million increase in general and administrative and development expenses, a $9 million increase in depreciation expense following the commencement of operations of new projects and a $12 million increase in other expenses (primarily related to the PPAs termination fees described above, offset by a compensation and an advance payment refund from a supplier). In addition, finance expenses increased by $20 million, primarily due to a $13 million gain related to the refinancing of the Gecama project in Spain recorded in the comparable quarter last year.

Excluding the cost associated with the termination of the PPAs, the compensation and refund of an advance payment from a supplier, and the financing income related to the refinancing of the Gecama project in the prior-year period, net income increased by 76% in the third quarter compared to the same period last year.

Adjusted EBITDA

The Company’s Adjusted EBITDA for the third quarter of 2026 amounted to approximately $154 million, compared with approximately $112 million in the corresponding period last year, an increase of 38%. The increase compared with the third quarter of 2025 resulted from the $66 million increase in revenues, offset by a $22 million increase in cost of sales due to the expansion of electricity trading activity in Israel and the commencement of operations at new projects; a $3 million increase in general and administrative and development expenses, excluding share-based payment expenses; and a $2 million increase in other expenses.

Conference Call Information

English Conference Call & Webcast at 8:00am ET / 3:00pm Israel:

Please pre-register to join the live conference call:

https://register-conf.media-server.com/register/BIf60e72c108f7438789f445795b04ba52

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

To join by webcast and follow the presentation, please use the following link:

https://edge.media-server.com/mmc/p/xho8qjz7

Hebrew Webcast at 6:00am ET / 1:00pm Israel:

Please pre-register to join the live webcast:

Webinar Registration - Zoom

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. An archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.com/info/investors/

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.com/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees, minus finance income and adjusted to eliminate any non-recurring portions of other income (expenses), net. compensation received in respect of contractual performance shortfalls and recorded in other income (expenses), net, is included in adjusted EBITDA. Such compensation represents income the company would have generated had the contractual performance levels been achieved. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the economic gain or loss attributable to the interest sold, calculated as the consideration received less the proportional book value attributable to such interest. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and the Company’s expectation relating to projects, including their timeline, financing and the achievement of operational and financial objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and expected Revenues, Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects, as well as timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 12 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Limor Zohar Megen

Director IR

investors@enlightenergy.com

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

+1 617 542 6180

investors@enlightenergy.com

Appendix 1 – Financial information

Consolidated Statements of Income

	For the nine months ended September 30		For the three months ended September 30
	2026	2025	2026	2025
	USD in	USD in	USD in	USD in
	thousands	thousands	thousands	thousands

Revenues	509,188	364,411	186,711	138,536
Tax benefits	131,465	65,493	44,658	26,521
Total revenues and income	640,653	429,904	231,369	165,057

Cost of sales (*)	(154,680)	(95,839)	(61,900)	(39,355)
Depreciation and amortization	(146,580)	(110,159)	(48,474)	(39,142)
General and administrative expenses	(54,684)	(38,968)	(17,603)	(15,632)
Development expenses	(12,634)	(8,373)	(3,945)	(2,904)
Total operating expenses	(368,578)	(253,339)	(131,922)	(97,033)
Gains (losses) from projects disposals	889	96,431	-	(1,397)
Other income (expenses), net	(4,598)	5,785	(8,279)	3,411
Operating profit	268,366	278,781	91,168	70,038

Finance income	28,044	36,292	7,784	28,126
Finance expenses	(158,761)	(136,457)	(54,207)	(54,171)
Total finance expenses, net	(130,717)	(100,165)	(46,423)	(26,045)

Profit before tax and equity loss	137,649	178,616	44,745	43,993
Share of losses of equity accounted investees	(1,709)	(3,904)	(288)	(2,259)
Profit before income taxes	135,940	174,712	44,457	41,734
Taxes on income	(33,439)	(35,083)	(10,941)	(9,477)
Profit for the period	102,501	139,629	33,516	32,257

Profit for the period attributed to:
Owners of the Company	82,888	117,841	29,446	22,026
Non-controlling interests	19,613	21,788	4,070	10,231
	102,501	139,629	33,516	32,257
Earnings per ordinary share (in USD) with a par
value of NIS 0.1, attributable to owners of the
parent Company:
Basic earnings per share	0.60	0.97	0.21	0.18
Diluted earnings per share	0.56	0.91	0.20	0.16
Weighted average of share capital used in the
calculation of earnings:
Basic per share	138,132,711	121,114,109	139,782,554	125,060,939
Diluted per share	148,741,077	129,253,408	149,957,154	134,366,872

(*) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	September 30	December 31
	2026	2025
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	736,332	528,497
Restricted cash	153,628	409,424
Trade receivables	119,223	95,118
Other receivables	122,008	62,286
Other financial assets	4,599	524
Total current assets	1,135,790	1,095,849

Non-current assets
Restricted cash	118,407	130,358
Other long-term receivables	80,993	64,349
Deferred costs in respect of projects	419,570	235,615
Deferred borrowing costs	275	1,749
Loans to investee entities	87,997	85,131
Investments in equity accounted investees	46,026	59,310
Fixed assets, net	8,169,564	6,281,418
Intangible assets, net	337,936	303,971
Deferred taxes assets	4,674	4,692
Right-of-use asset, net	263,844	225,495
Financial assets at fair value through profit or loss	120,265	83,582
Other financial assets	244,938	58,383
Total non-current assets	9,894,489	7,534,053

Total assets	11,030,279	8,629,902

Consolidated Statements of Financial Position as of (Cont.)

	September 30	December 31
	2026	2025
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from	517,458	884,120
banks and other financial institutions
Trade payables	247,047	137,230
Other payables	510,338	405,741
Current maturities of debentures	192,130	173,571
Current maturities of lease liability	13,140	12,396
Other financial liabilities	31,819	16,147
Total current liabilities	1,511,932	1,629,205

Non-current liabilities
Debentures	639,830	477,315
Other financial liabilities	137,525	378,303
Convertible debentures	276,155	273,801
Loans from banks and other financial institutions	4,640,260	2,981,786
Loans from non-controlling interests	79,166	86,946
Financial liabilities through profit or loss	27,828	26,946
Deferred taxes liabilities	148,929	77,688
Other payables	11,195	1,645
Lease liability	272,837	231,135
Deferred income related to tax equity	559,927	370,734
Asset retirement obligation	100,361	99,460
Total non-current liabilities	6,894,013	5,005,759

Total liabilities	8,405,945	6,634,964

Equity
Ordinary share capital	4,004	3,711
Share premium	1,744,538	1,319,716
Capital reserves	250,982	99,311
Proceeds on account of convertible options	24,858	25,380
Accumulated profit	322,911	240,023
Equity attributable to shareholders of the Company	2,347,293	1,688,141
Non-controlling interests	277,041	306,797
Total equity	2,624,334	1,994,938
Total liabilities and equity	11,030,279	8,629,902

Consolidated Statements of Cash Flows

	For the nine months ended September 30		For the three months ended September 30
	2026	2025	2026	2025
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	102,501	139,629	33,516	32,257

Income and expenses not associated with cash flows:
Depreciation and amortization	146,580	110,159	48,474	39,142
Finance expenses, net	129,654	95,794	44,439	24,721
Share-based compensation	14,995	5,047	4,953	2,053
Taxes on income	33,439	35,083	10,941	9,477
Tax benefits	(120,107)	(62,059)	(40,343)	(23,087)
Other income, net	(7,003)	(5,785)	(5,940)	(3,411)
Company’s share in losses of investee partnerships	1,709	3,904	288	2,259
Losses (gains) from projects disposals	(889)	(96,431)	-	1,397
	198,378	85,712	62,812	52,551

Changes in assets and liabilities items:
Change in other receivables	507	(2,800)	218	1,793
Change in trade receivables	(21,897)	(27,365)	(1,744)	(6,480)
Change in other payables	34,361	28,405	14,730	6,935
Change in trade payables	(18,267)	(5,418)	(4,106)	(2,768)
	(5,296)	(7,178)	9,098	(520)

Income Tax paid	(6,513)	(10,093)	(1,154)	(1,420)

Net cash from operating activities	289,070	208,070	104,272	82,868

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	(34,269)	37,832	(19,612)	4,814
Sale of investee entities	29,208	-	-	-
Changes in restricted cash and bank deposits, net	265,756	(198,170)	(15,127)	(206,356)
Purchase, development, and construction in respect of projects	(2,089,384)	(1,163,669)	(756,688)	(505,647)
Interest receipts (*)	23,147	9,921	7,629	3,587
Loans provided and Investment in investees	(46,483)	(43,264)	(18,163)	(16,940)
Repayment of loans to investees	23,951	30,815	1,447	-
Loans provided to non-controlling interests	-	(297)	-	(297)
Payments on account of acquisition of consolidated company	(11,866)	(7,447)	(3,992)	-
Purchase of long-term financial assets measured at fair value through profit or loss, net	(36,223)	(5,257)	(11,224)	(2,010)
Net cash used in investing activities	(1,876,163)	(1,339,536)	(815,730)	(722,849)

Consolidated Statements of Cash Flows (Cont.)

	For the nine months ended September 30		For the three months ended September 30
	2026	2025	2026	2025
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	2,094,229	1,324,524	706,429	649,840
Repayment of loans from banks and other financial institutions	(885,425)	(407,239)	(283,579)	(183,878)
Interest paid (*)	(103,234)	(55,533)	(41,409)	(15,146)
Issuance of debentures	345,933	125,838	-	-
Issuance of convertible debentures	-	114,685	-	-
Repayment of debentures	(184,936)	(47,545)	(184,936)	(25,551)
Dividends and distributions by subsidiaries to non-controlling interests	(47,804)	(17,326)	(9,962)	(8,644)
Proceeds from investments by tax-equity investors	239,900	127,695	118,832	127,695
Repayment of tax-equity investment	(5,837)	(11,590)	-	(638)
Deferred borrowing costs	(52,553)	(47,076)	(1,143)	(458)
Receipt of loans from non-controlling interests	14	182	-	-
Repayment of loans from non-controlling interests	(6,463)	(858)	(2,924)	(858)
Increase in holding rights of consolidated entity	(6,691)	(1,392)	(6,691)	-
Issuance of shares	419,317	290,698	-	290,698
Exercise of share options	37	45	2	15
Repayment of lease liability	(6,070)	(7,999)	(2,303)	(2,196)
Proceeds from investment in entities by non-controlling interest	3,347	12,799	3,347	-

Net cash from financing activities	1,803,764	1,399,908	295,663	830,879

Increase (Decrease) in cash and cash equivalents	216,671	268,442	(415,795)	190,898

Balance of cash and cash equivalents at beginning of period	528,497	387,427	1,163,734	480,459

Effect of exchange rate fluctuations on cash and cash equivalents	(8,836)	23,958	(11,607)	8,470

Cash and cash equivalents at end of period	736,332	679,827	736,332	679,827

(*) See Appendix 4 for additional information regarding the change in presentation of interest receipts and interest paid.

Information related to Segmental Reporting

	For the nine months ended September 30, 2026
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	239,928	165,540	102,202	507,670	1,518	509,188
Tax benefits	-	-	131,465	131,465	-	131,465
Total revenues and income	239,928	165,540	233,667	639,135	1,518	640,653

Segment adjusted EBITDA	182,690	123,170	211,767	517,627	(874)	516,753

Reconciliations of unallocated amounts:
Headquarter costs (*)						(48,576)
Intersegment profit						9
Gains from projects disposals (**)						(28,905)
Depreciation and amortization and share-based compensation						(161,575)
Other expenses not attributed to segments						(9,340)
Operating profit						268,366
Finance income						28,044
Finance expenses						(158,761)
Share of the losses of equity accounted investees						(1,709)
Profit before income taxes						135,940

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**) Reconciliation between EBITDA and operating profit reflecting the realization of revaluation gains from an asset revalued in 2025.

Information related to Segmental Reporting

	For the nine months ended September 30, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	173,180	144,503	45,456	363,139	1,272	364,411
Tax benefits	-	-	65,493	65,493	-	65,493
Total revenues and income	173,180	144,503	110,949	428,632	1,272	429,904

Segment adjusted EBITDA	160,302	117,429	98,171	375,902	1,092	376,994

Reconciliations of unallocated amounts:
Headquarter costs (*)						(37,776)
Intersegment profit						172
Gains from projects disposals						54,597
Depreciation and amortization and share-based compensation						(115,206)
Operating profit						278,781
Finance income						36,292
Finance expenses						(136,457)
Share of the losses of equity accounted investees						(3,904)
Profit before income taxes						174,712

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended September 30, 2026
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	98,557	52,220	35,509	186,286	425	186,711
Tax benefits	-	-	44,658	44,658	-	44,658
Total revenues and income	98,557	52,220	80,167	230,944	425	231,369

Segment adjusted EBITDA	57,212	37,686	73,689	168,587	526	169,113

Reconciliations of unallocated amounts:
Headquarter costs (*)						(15,178)
Depreciation and amortization and share-based compensation						(53,427)
Other expenses not attributed to segments						(9,340)
Operating profit						91,168
Finance income						7,784
Finance expenses						(54,207)
Share of the losses of equity accounted investees						(288)
Profit before income taxes						44,457

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended September 30, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	77,543	45,319	15,448	138,310	226	138,536
Tax benefits	-	-	26,521	26,521	-	26,521
Total revenues and income	77,543	45,319	41,969	164,831	226	165,057

Segment adjusted EBITDA	53,271	35,203	38,258	126,732	13	126,745

Reconciliations of unallocated amounts:
Headquarter costs (*)						(14,818)
Intersegment profit						45
Losses from projects disposals						(739)
Depreciation and amortization and share-based compensation						(41,195)
Operating profit						70,038
Finance income						28,126
Finance expenses						(54,171)
Share of the losses of equity accounted investees						(2,259)
Profit before income taxes						41,734

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the nine months		For the three months
	ended September 30		ended September 30
	2026	2025	2026	2025
Net Income	102,501	139,629	33,516	32,257
Depreciation and amortization	146,580	110,159	48,474	39,142
Share based compensation	14,995	5,047	4,953	2,053
Finance income	(28,044)	(36,292)	(7,784)	(28,126)
Finance expenses	158,761	136,457	54,207	54,171
Gain (losses) from project disposals	(889)	(96,431)	-	1,397
Contribution from project sales (*)	29,794	41,834	-	(658)
Non-recurring other expenses, net (**)	9,340	-	9,340	-
Share of losses of equity accounted investees	1,709	3,904	288	2,259
Taxes on income	33,439	35,083	10,941	9,477
Adjusted EBITDA	468,186	339,390	153,935	111,972

* Contribution to Adjusted EBITDA from the sales of a stake in a deconsolidated asset (Sunlight cluster). For further information regarding the composition of Adjusted EBITDA, refer to the description appearing in the “Non-IFRS financial measures” section of this press release.

** For the purposes of calculating the Adjusted EBITDA, payment of PPA cancellation fees, and compensation and an advance payment refund from a supplier not part of the Company’s core business (which are unrelated to contractual performance shortfalls) are recognized as Non-recurring other expenses, net.

Appendix 3 – Debentures Covenants

Debentures Covenants

As of September 30, 2026, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G and H remain outstanding.

As of September 30, 2026, the company’s equity amounted to NIS 8,038 million (USD 2,624 million).

 Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of September 30, 2026, the net financial debt to net CAP ratio, as defined above, stands at 32%.

Net financial debt to EBITDA

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of September 30, 2026, the net financial debt to EBITDA ratio, as defined above, stands at 5.3.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 25% and 28%, respectively, for two consecutive financial periods for as long as debentures C and D and debentures G and H remain outstanding.

As of September 30, 2026, the equity to balance sheet ratio, as defined above, stands at 62%.

Appendix 4 – Change in accounting policy

Until September 30, 2025, interest paid and interest received were presented within cash flows from operating activities in the Consolidated Statements of Cash Flows. In accordance with IAS 7 Statement of Cash Flows, entities are permitted to classify interest paid and interest received as operating, investing, or financing cash flows, provided that the selected classification is applied consistently from period to period.

During the fourth quarter of 2025, management elected to change the classification of interest paid, including payments relating to interest rate swap (IRS) instruments to cash flows used in financing activities, and interest received to cash flows from investing activities. Management believes that this change in presentation provides a more comprehensive view of the cost of financing the Company's operations and better reflects management’s view of the financing nature of these transactions.

Accordingly, comparative information has been retrospectively adjusted to reflect this change in accounting policy in the Consolidated Statements of Cash Flows, as presented below:

($ thousands)	For the nine months ended
	September 30, 2025
	As reported	Adjustment	As adjusted
Net cash from operating activities	162,458	45,612	208,070
Net cash used in investing activities	(1,349,457)	9,921	(1,339,536)
Net cash from financing activities	1,455,441	(55,533)	1,399,908
Increase in cash and cash equivalents	268,442	-	268,442

($ thousands)	For the three months ended
	September 30, 2025
	As reported	Adjustment	As adjusted
Net cash from operating activities	71,309	11,559	82,868
Net cash used in investing activities	(726,436)	3,587	(722,849)
Net cash from financing activities	846,025	(15,146)	830,879
Increase in cash and cash equivalents	190,898	-	190,898

Appendix 5

a) Segment information: Operational projects

($ thousands)			9 Months ended September 30						3 Months ended September 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA[1]		Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA[1]
			2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
MENA	676	899	1,161	1,158	239,928	173,180	149,651	115,514	395	463	98,557	77,544	57,212	51,127
Europe	1,351	75	2,085	1,912	165,541	144,502	123,170	117,428	602	559	52,220	45,318	37,686	35,202
USA	896	2,540	1,536	790	233,667	110,948	211,767	98,171	523	271	80,168	41,968	73,688	38,258
Total Consolidated	2,923	3,514	4,782	3,860	639,136	428,630	484,588	331,113	1,520	1,293	230,945	164,830	168,586	124,587
Unconsolidated at Share	32	80
Total	2,955	3,594

b) Operational Projects Further Detail

($ thousands)				9 Months ended September 30, 2026		3 Months ended September 30, 2026
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Revenues and income	Segment Adjusted EBITDA[1]	Reported Revenue	Segment Adjusted EBITDA[1]	Debt balance as of September 30, 2026	Ownership %[2]
MENA Wind	MENA	316	-	82,217		25,472		604,856	49%
MENA PV	MENA	360	899	157,711		73,085		619,666	84%
Total MENA		676	899	239,928	149,651	98,557	57,212	1,224,522
Europe Wind	Europe	1,184	-	149,207		45,213		807,853	65%
Europe PV	Europe	167	75	16,334		7,007		69,121	74%
Total Europe		1,351	75	165,541	123,170	52,220	37,686	876,974
USA PV	USA	896	2,540	233,667		80,168		678,261	100%
Total USA		896	2,540	233,667	211,767	80,168	73,688	678,261
Total Consolidated Projects		2,923	3,514	639,136	484,588	230,945	168,586	2,779,757
Uncons. Projects at share		32	80						50%
Total		2,955	3,594	639,136	484,588	230,945	168,586	2,779,757

1)       For the 9 month ended September 2026, EBITDA included $1.9m of compensation recognized from Bjorenberget and excluded $30m from Sunlight sale and $3m of compensation from Emek; For the 9 month ended September 2025 EBITDA excluded $42m from Sunlight sale

2)       Ownership % is calculated based on the project's share of total revenues

c) Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders[3]	Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2026	Est. Equity Required (%)	Equity Invested as of September 30, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership %[1]
Country Acres	USA	403/688	Q4 2026	814-855	ITC	DC (10%)	399-419	415-436	780	0%-10%[6]	94	62-65	48-50	100%
Co Bar Complex	USA	1,211/4,000	Q4 2027-H1 2028	2,938-3,089	ITC, PTC	EC (10%) + DC (10% BESS only)	1,434-1,508	1,504-1,581	834	0%-10%[6]	348	244-257	195-205	100%
Crimson Orchard	USA	120/400	Q2 2027	298-313	ITC	EC (10%)[11]	138-145	160-168	193	0%-10%[6]	34	27-28	20-21	100%
Snowflake A	USA	594/1,900	Q4 2027	1,353-1,422	ITC	EC (10%)[11]	605-636	748-786	1,021	0%-10%[6]	159	124-130	104-109	100%
Finland BESS[10]	Finland	0/902	H1 2028	144-151	-	-	-	144-151	14	25%-35%	14	43-45	29-31	51%
Bertikow	Germany	0/881	H1 2028	176-185	-	-	-	176-185	20	20%-30%	20	36-38	31-32	50%
Gecama Solar	Spain	227/220	Q4 2026	196-206	-	-	-	196-206	159	23%-28%[7]	150	36-38	29-31	72%
Tapolca Bess	Hungary	0/140	Q4 26	24-25	-	-	-	24-25	16	40%-50%	16	7	6-7	100%
Bjornberget – BESS	Sweden	0/100	Q1 2027	24-25	-	-	-	24-25	19	100%	19	4	3	55%
Ohad HV storage[9]	Israel	0/675	H2 2028	118-124	-	-	-	118-124	14	10%-20%	14	9	5	100%
Israel Construction	Israel	37/326	H1 27- H2 28	85-90	-	-	-	85-90	22	15%-25%	22	15-16	7-8	85%
Total Consolidated Projects		2,592/ 10,232		6,170-6,485			2,576-2,708	3,594-3,777	3,093		890	607-637	477-502
Unconsolidated Projects at share[10]	Israel	7/137	Q4 2026- H2 2027	27-28	-	-	-	27-28	22	15%-20%	22	5-6	4	53%
Total		2,599/ 10,369		6,197-6,513			2,576-2,708	3,621-3,805	3,115		912	612-643	481-506

d) Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2026	Est. Equity Required (%)	Equity Invested as of September 30, 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership %[1]
					Qualifying Category	Adders[3]
Nardo	Italy	104/872	2029	232-244	-	-	-	232-244	11	25%-35%	11	44-46	36-38	100%
Jupiter	Germany	150/2,166	H2 2028	536-563	-	-	-	536-563	8	30%-40%	8	95-99	78-82	51%
Karpen	Romania	0/848	H2 2028-H1 2029	153-161	-	-	-	153-161	7	25%-35%	7	31-33	26-27	100%
Finland BESS	Finland	0/1,400	H1 2028	237-249	-	-	-	237-249	26	25%-35%	26	62-65	42-44	100%
Mosciska	Poland	0/216	H2 2028	50-52	-	-	-	50-52	5	30%-40%	5	16-17	13-14	100%
Neot Smadar HV storage[9]	Israel	0/675	H1 2029	117-123	-	-	-	117-123	0	10%-20%	0	7	3	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit[2]	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2026	Est. Equity Required (%)	Equity Invested as of September 30 2026	Est. First Full Year Revenue[4]	Est. First Full Year EBITDA[4,5]	Ownership %[1]
	2027	2028	2029		Qualifying Category	Adders3
United States	128/0	184/0	255/0	1,008-1,059	ITC	DC (10%) & EC (10%)[8]	488-513	520-546	64	15%-35%	64	64-68	49-51	100%
Europe	0/75	0/429	-	93-98	-	-	-	93-98	5	30%-100%	5	20-21	15-16	86%
MENA	0/75	74/945	-	284-298	-	-	-	284-298	13	20%-40%	13	59-62	32-34	93%
Total Consolidated Projects	128/150	258/1,374	255/0	2,710-2,847			488-513	2,222-2,334	139		139	398-419	294-309
Unconsolidated Projects at share[10]	0/26	0/22	-	6	-	-	-	6	1	15%-20%	1	1-2	1	54%
Total Pre-Construction	895MW +7,749MWh			2,716-2,853			488-513	2,228-2,340	140		140	399-420	295-310

1) The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

2) Value of tax benefits under the IRA: The PTC value is estimated based on the project’s expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD. In assessing the value of the ITC, a step-up adjustment was made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the valuation and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

3) The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

4) Revenue and EBITDA for the first year of U.S. projects as presented above do not include income from tax benefits

5) EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close

6) The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

7) The majority of Gecama Solar's equity is funded through debt held at Gecama Wind, amounting to $129m as of September 30, 2026. This debt is included in Gecama Wind's debt balance under the operational projects.

8) Rustic hills 1+2 - DC (10%) + EC (10%); Coggon - DC (10%); Gemstone - DC (10%);

9) Two high voltage projects with total capacity of 1,350MWh. Estimated revenue for the first 5 years is $16m million per year. From year 6, the projects will move to a deregulated market, with revenue expected to be $36 million per year

10) All numbers, beside equity invested, reflects Enlight share only

11) In the previous quarter, the Snowflake A BESS project was presented as expected to be eligible for the Domestic Content (“DC”) Adder. The project will not meet the applicable requirements for the DC adder. However, the removal of the DC adder is offset by significant savings capital expenditure of the new alternative equipment resulting in a negligible impact on the project’s economics

e) Additional information on tax equity investments

		Tax equity investment			Tax equity partner's share of project tax credits, cash flows, and taxable income
($ millions) Projects*	Est. Total Project Cost	Upfront tax equity investment	Tax credit proceeds during the project's operation ("pay-go")	Share of ITC/PTC tax credit allocated to tax equity partner	Share of taxable income initial period	Duration of initial period for share of taxable income (years)	Share in project cash flow initial period (second period)	Duration of initial period for share in project cash flow (years)
Atrisco PV	369	198	55	Confidential	Confidential	Confidential	17.5% (5%)	10
Atrisco BESS	458	266	-	Confidential	Confidential	Confidential	23% (7%)	5
Quail Ranch	274	131	18	99%	99%	10	10% (5%)	10
Roadrunner	621	337	55	99%	99%	5-10	10%-12% (5%)	10

* Apex financing was structured as a sale and leaseback and therefore not included in the table above

Appendix 6 – cash and cash equivalents

($ thousands)	September 30, 2026
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	420,357
Subsidiaries	315,975
Deposits:
Short term deposits	-
Restricted Cash:
Projects under construction	153,628
Reserves, including debt service, performance obligations and others	118,407
Total Cash	1,008,367

Appendix 7 – Corporate level (TopCo) debt

($ thousands)	September 30, 2026
Debentures:
Debentures	831,960*
Convertible debentures	276,155
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	54,294
Loans from banks and other financial institutions	116,732
Total corporate level debt	1,279,141

* Including current maturities of debentures in the amount of 192,130

Appendix 8 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th September 2026	1.13	0.33
As of 30th September 2025	1.17	0.30

Average for the 3 months period ended:
September 2026	1.15	0.33
September 2025	1.17	0.30